STANDARD FORM COMMERCIAL LEASE

    Parties. GIFFORD INVESTMENTS, INC., a Massachusetts corporation, having an address at 111 South Worcester Street, Norton, Massachusetts 02712 (the "Lessor") does hereby lease to CERAMICS PROCESS SYSTEMS CORPORATION, a Delaware corporation, having an address at 111 South Worcester Street, Norton, Massachusetts 02712 (the "Lessee"), and Lessee hereby leases the premises described in Section 2.
    Leased Premises. Approximately 37,520 square feet of rentable space, located on approximately seven (7) acres of land (the "Property"), which shall include all buildings (the main building, building #4 and the garage, but shall exclude Lessor`s remediation system in building #4), driveways for access and egress, and parking areas located at 111 South Worcester Street, Norton, Massachusetts (the "Leased Premises").
    Term. The term of this Lease shall be for ten (10) years, commencing as of March 1, 2006 and ending on February 29, 2016 (the "Term").
    Rent. The Lessee shall pay to the Lessor fixed rent in accordance with the Rent Schedule, attached hereto as Schedule A, payable in advance in monthly installments and subject to proration in the case of any partial calendar month. All rent shall be payable without offset or deduction, except as set forth herein.
    Real Estate Taxes. Lessee shall pay to the Town of Norton, as additional rent hereunder, all real estate taxes with respect to the Leased Premises and Property that may occur in each year of the Term of this Lease, and proportionately for any part of a fiscal year. If the Lessee or Lessor obtains an abatement of any such real estate taxes, such abatement shall be refunded to Lessee. Lessor shall inform the tax assessor`s office that all real estate tax bills for the Leased Premises and Property shall be sent directly to Lessee, it being understood that Lessor shall bear any late fees and interest charges due and payable as a result of Lessor`s failure to timely provide Lessee with such real estate tax bills if not mailed directly to Lessee by the Town of Norton. Lessee shall provide Lessor with proof of payment of real estate taxes annually.
    Operating Costs. As additional rent hereunder, Lessee shall pay all costs and expenses incurred in connection with the operation and maintenance of the Leased Premises and Property, including without limitation insurance premiums, license fees, janitorial service, landscaping and snow removal, employee compensation and fringe benefits, equipment and materials, utility costs, repairs, maintenance, security and any capital expenditure (reasonably amortized with interest) incurred in order to reduce other operating expenses or comply with any governmental requirement. Operating expenses shall not include the cost of Landlord`s Work or the replacement work as described in Section 33 hereof, the cost of Lessor`s pollution legal liability insurance, or the costs of any environmental remediation which is solely the responsibility of the Lessor.
    Utilities. The Lessee shall pay, as they become due, all bills for electricity and other utilities (whether they are used for furnishing heat or other purposes) that are furnished to the Leased Premises and presently separately metered, and all bills for fuel furnished to the Leased Premises exclusively. Lessor and Lessee acknowledge and agree that all utility bills for the Leased Premises shall be for the account of the Lessee. Notwithstanding the foregoing, Lessee shall have no obligation with respect to utilities associated with Lessor`s remediation of the Groundwater Contamination, as described in Section 30 hereof.

    Lessor shall have no obligation to provide utilities or equipment other than the utilities and equipment within the Leased Premises as of the date of execution of this Lease. In the event Lessee requires additional utilities or equipment, the installation and maintenance thereof shall be Lessee`s sole obligation, provided that such installation shall be subject to the written consent of Lessor, which consent shall not be unreasonably withheld or delayed.
    Use of Leased Premises. The Lessee may use the Leased Premises for any lawful business purpose.
    Compliance with Laws. The Lessee acknowledges that no trade or occupation shall be conducted in the Leased Premises or use made thereof which will be unlawful, improper, noisy or offensive, or contrary to any law or any municipal by-law or ordinance in force in the city or town in which the Leased Premises are situated. Without limiting the generality of the foregoing (a) except as permitted by law, the Lessee shall not bring or permit to be brought or kept in or on the Leased Premises or elsewhere on the Lessor`s property any hazardous, toxic, inflammable, combustible or explosive fluid, material, chemical or substance, including without limitation any item defined as hazardous pursuant to Chapter 21E of the Massachusetts General Laws; and (b) the Lessee shall be responsible for compliance with requirements imposed by the Americans with Disabilities Act relative to the layout of the Leased Premises and any work performed by the Lessee therein.
    Fire Insurance. The Lessee shall not permit any use of the Leased Premises which will make voidable any insurance on the Property, or on the contents of the Property or which shall be contrary to any law or regulation from time to time established by the New England Fire Insurance Rating Association, or any similar body succeeding to its powers.
    Maintenance.

    A. Lessee`s Obligations. The Lessee agrees to maintain the Leased Premises in good condition, damage by fire and other casualty only excepted, and whenever necessary, to replace plate glass and other glass therein. The Lessee shall not permit the Leased Premises to be overloaded, damaged, stripped, or defaced, nor suffer any waste. Lessee shall, at Lessee`s sole cost and expense, contract to have the septic system pumped (2) two times per year during the term of the lease.

    B. Lessor`s Obligations. The Lessor agrees to maintain the structure of the buildings (roof, exterior walls, foundation and floor) of which the Leased Premises are a part in the same condition as they are at the commencement of the Term or as they may be put in during the Term, reasonable wear and tear, damage by fire and other casualty excepted, unless such maintenance is required because of the negligence of Lessee or those for whose conduct the Lessee is legally responsible.

    Alterations andAdditions. The Lessee may make non-structural alterations or additions to the Leased Premises without Lessor`s consent. Lessee may make structural alterations provided the Lessor consents thereto in writing, which consent shall not be unreasonably withheld or delayed. All such allowed alterations shall be at Lessee`s expense and shall be in quality at least equal to the present construction. Lessee shall not permit any mechanics` liens, or similar liens, to remain upon the Leased Premises for labor and material furnished to Lessee, or claimed to have been furnished to Lessee, in connection with work of any character performed, or claimed to have been performed, at the direction of Lessee and shall cause any such lien to be released of record forthwith without cost to Lessor. Any alterations or improvements made by the Lessee shall become the property of the Lessor at the termination of occupancy as provided herein.
    Assignment andSubleasing. The Lessee shall not assign or sublet the whole or any part of the Leased Premises without Lessor`s prior written consent, which consent shall not be unreasonably withheld or delayed. Notwithstanding such consent, Lessee shall remain liable to Lessor for the payment of all rent and for the full performance of the covenants and conditions of this Lease.
    Subordination. This Lease shall be subject and subordinate to any and all mortgages, deeds of trust and other instruments in the nature of a mortgage, now or at any time hereafter, a lien or liens on the Property. Lessee shall, when requested, promptly execute and deliver such written instruments as shall be necessary to show the subordination of this Lease to said mortgages, deeds of trust or other such instruments in the nature of a mortgage; provided that such lender enters into a non-disturbance agreement with Lessee at the same time.
    Lessor`s Access. The Lessor or agents of the Lessor may, at reasonable times, enter to view the Leased Premises and may remove placards and signs not approved and affixed as herein provided, and make repairs and alterations as Lessor should elect to do and may show the Leased Premises to others, and at any time within three (3) months before the expiration of the Term, may affix to any suitable part of the Leased Premises a notice for letting or selling the Leased Premises or Property and keep the same so affixed without hindrance or molestation.
    Indemnification and Liability. Except with respect to existing site contamination, or as a result of Lessor`s failure to perform its obligations under the Lease, Lessee shall save the Lessor harmless from all loss and damage occasioned by anything occurring in or around the buildings, driveways and parking areas located on the Leased Premises unless caused by the negligence or misconduct of the Lessor, and from all loss and damage wherever occurring occasioned by any omission, fault, neglect or other misconduct of the Lessee. The removal of snow and ice from the sidewalks bordering upon the Leased Premises shall be Lessee`s responsibility, and at Lessee`s sole cost and expense.
    Lessee`s Liability Insurance. The Lessee shall maintain with respect to the Leased Premises and the Property comprehensive public liability insurance in the amount of $1,000,000 per occurrence with property damage insurance in limits of the full replacement cost of the improvements from responsible companies qualified to do business in Massachusetts and in good standing therein insuring the Lessor as well as Lessee against injury to persons or damage to property as provided. Lessee shall also carry i) Worker`s Compensation insurance, and ii) automobile liability insurance on all owned, non-owned and hired vehicles used in connection with the Leased Premises, in amounts and limits as Lessee shall reasonably determine. The Lessee shall deposit with the Lessor certificates for such insurance at or prior to the commencement of the Term, and thereafter within thirty (30) days prior to the expiration of any such policies. All such insurance certificates shall provide that such policies shall not be cancelled without at least ten (10) days prior written notice to each assured named therein.
    Fire, Casualty and Eminent Domain. Should a substantial portion of the Leased Premises or Property be substantially damaged by fire or other casualty, or be taken by eminent domain, the Lessor or Lessee may elect to terminate this Lease. When such fire, casualty, or taking renders the Leased Premises substantially unsuitable for Lessee`s intended use, a just and proportionate abatement of rent shall be made, and the Lessee may also elect to terminate this lease if:

    (a) The Lessor fails to give written notice within thirty (30) days of its intention to restore the Leased Premises, or

    (b) The Lessor fails to restore the Leased Premises to a condition substantially suitable for Lessee`s intended use within ninety (90) days of said fire, casualty or taking.

    The Lessor reserves, and the Lessee grants to the Lessor, all rights which the Lessee may have for damages or injury to the Leased Premises for any taking by eminent domain, except for damage to the Lessee`s fixtures, property, or equipment, and Lessee`s moving expenses.

    Default and Bankruptcy. In the event that:

    (a) The Lessee shall default in the payment of any installment of rent or other sum herein specified and such default shall continue for ten (10) days after written notice thereof; or

    (b) The Lessee shall default in the observance or performance of any other of the Lessee`s covenants, agreements, or obligations hereunder and such default shall not be corrected within thirty (30) days after written notice thereof; provided, however, that if the default that is complained of is of such a nature that the same cannot be rectified or cured within such thirty (30) day period, then Lessee shall not be in default if Lessee, within such thirty (30) day period, shall have commenced to cure and shall continue thereafter with due diligence to cause such cure to be completed; or

    (c) The Lessee shall be declared bankrupt or insolvent according to law, or, if any assignment shall be made of Lessee`s property for the benefit of creditors ((a), (b), and (c), or any of them, are sometimes referred to as "Events of Default"), then the Lessor shall have the right thereafter, while such default continues, to re-enter and take complete possession of the Leased Premises, to declare the Term ended, and remove the Lessee`s effects, without prejudice to any remedies which might be otherwise used for arrears of rent or other default. The Lessee shall indemnify the Lessor against all loss of rent and other payments which the Lessor may incur by reason of such termination during the residue of the Term. If the Lessee shall default, after reasonable notice thereof, in the observance or performance of any conditions or covenants on Lessee`s part to be observed or performed under or by virtue of any of the provisions in any section of this Lease, the Lessor, without being under any obligation to do so and without thereby waiving such default, may remedy such default for the account and at the expense of the Lessee. If the Lessor makes any expenditures or incurs any obligations for the payment of money in connection therewith, including but not limited to, reasonable attorney`s fees in instituting, prosecuting or defending any action or proceeding, such sums paid or obligations insured, with interest at the rate of prime plus one percent per annum and costs, shall be paid to the Lessor by the Lessee as additional rent.

    Notice. Any notice from the Lessor to the Lessee relating to the Leased Premises or to the occupancy thereof, shall be deemed duly served if sent by registered or certified mail, return receipt requested, postage prepaid; by hand delivery; or by overnight courier service to the Lessee at the address provided in Section 1. Any notice from the Lessee to the Lessor relating to the Leased Premises or to the occupancy thereof, shall be deemed duly served, if sent by registered or certified mail, return receipt requested, postage prepaid; by hand delivery; or by overnight courier service addressed to the Lessor at such address as the Lessor may from time to time advise in writing. All rent notices shall be paid and sent to the Lessor at the address listed in Section 1.
    Surrender. The Lessee shall at the expiration or other termination of this Lease remove all Lessee`s goods and effects from the Leased Premises, (including, without hereby limiting the generality of the foregoing, all signs and lettering affixed or painted by the Lessee, either inside or outside the Leased Premises). Lessee shall deliver to the Lessor the Leased Premises and all keys, locks thereto, and other fixtures connected therewith and all alterations and additions made to or upon the Leased Premises, in good condition, damage by fire or other casualty only excepted. In the event of the Lessee`s failure to remove any of Lessee`s property from the Leased Premises, Lessor is hereby authorized, without liability to Lessee for loss or damage thereto, and at the sole risk of Lessee, to remove and store any of the property at Lessee`s expense, or to retain same under Lessor`s control or to sell at a public or private sale, without notice any and all of the property not so removed and to apply the net proceeds of such sale to the payment of any sum due hereunder, or to destroy such property.
    Brokerage. Lessor and Lessee each represents to the other that it has not dealt with any broker or agent in connection with this Lease. Each party hereby indemnifies and holds harmless the other party from all loss, cost and expense (including reasonable attorneys` fees) arising out of a breach of its representation set forth in this Section 22.
    Conditions of Premises. Except as may be otherwise expressly set forth herein, the Lessee shall accept the Leased Premises "as is" in its condition as of the commencement of the Term of this Lease, and the Lessor shall, except as otherwise set forth herein, be obligated to perform no work whatsoever in order to prepare the Leased Premises for occupancy by the Lessee.
    Force Majeure. In the event that the Lessor or Lessee is prevented or delayed from making any repairs or performing any other covenant hereunder by reason of any cause reasonably beyond the control of the Lessor or Lessee, respectively, such party shall not be liable therefore nor, except as expressly otherwise provided in case of casualty or taking, shall the Lessee be entitled to any abatement or reduction of rent by reason thereof, nor shall the same give rise to a claim by the Lessee that such failure constitutes actual or constructive eviction from the Leased Premises or any part thereof.
    Late Charge. If rent or any other sum payable hereunder remains outstanding for a period of ten (10) days, the Lessee shall, upon demand, pay to the Lessor a late charge equal to one and one-half percent (1.5%) of the amount due.
    Liability of Owner. No owner of the Property shall be liable hereunder except for breaches of the Lessor`s obligations occurring during the period of such ownership. The obligations of the Lessor shall be binding upon the Lessor`s interest in the Property, but not upon other assets of the Lessor, and no individual partner, agent, trustee, stockholder, officer, director, employee or beneficiary of the Lessor shall be personally liable for performance of the Lessor`s obligations hereunder.
    File Storage. Lessor shall have the right to store a reasonable quantity of files on the Leased Premises in a location designated by Lessee.
    Occupancy. Lessor and Lessee acknowledge and agree that within fifteen (15) days of the execution of this Lease, Lessor shall provide Lessee with total site occupancy of the Leased Premises.
    Lessee Representations and Warranties. Lessee hereby represents and warrants to Lessor that it shall not use Trichloroethylene or Perchloroethylene or any related derivatives on the Leased Premises or Property without the express written consent of Lessor.
    Groundwater Remediation. Lessor shall be responsible for conducting groundwater remediation on the Property as a result of Lessor`s prior contamination of the Property (the "Groundwater Contamination"). Lessee acknowledges that Lessor has installed a groundwater remediation system on the Property in order to treat the existing Groundwater Contamination. In connection therewith, Lessor and Lessee agree that Lessor shall have access to the Leased Premises at all times, for the purpose of monitoring and maintaining such groundwater remediation system. Lessor hereby represents and warrants to Lessee that Lessor is solely responsible for the existing Groundwater Contamination, and Lessor hereby agrees to defend, indemnify and hold Lessee harmless from and against any and all liabilities, claims, demands, losses, costs and expenses, including attorneys` fees, arising in connection with or relating in any way to the existing Groundwater Contamination. Lessor shall confirm to Lessee as to the "Remedy Operation Status" (as defined in the Massachusetts Contingency Plan) relating to the Groundwater Contamination at least annually, and provide all relevant information to Lessee within thirty (30) days of the receipt or generation of such information by Lessor.
    Other Environmental Matters. Lessor and Lessee acknowledge that pursuant to a Phase I Environmental Site Assessment dated October 26, 2005, prepared by Goldman Environmental Consultants, Inc., several environmental conditions with respect to the Property were revealed, including, without limitation, (i) the existence of contaminated dry wells in the garage, and (ii) the possible existence of underground gas tanks as shown on the "Sanborn Fire Insurance Maps" which underground gas tanks Lessor believes have been removed (the "Environmental Matters"). Lessor hereby represents and warrants to Lessee that Lessor is solely responsible for the Environmental Matters, and Lessor hereby agrees to defend, indemnify and hold Lessee harmless from and against any and all liabilities, claims, demands, losses, costs and expenses, including attorneys` fees, arising in connection with or relating in any way to the Environmental Matters.
    Lessor`s Indemnity. Lessor hereby agrees to defend, indemnify and hold Lessee harmless from and against any and all liabilities, claims, demands, losses, costs and expenses, including attorneys` fees, incurred in connection with or relating in any way to the presence of hazardous or toxic materials or oil as of the date hereof in or on the Leased Premises or Property.
    Landlord`s Work.
      Roof. Lessor, at Lessor`s sole cost and expense, shall perform those actions described, including replacing those portions of the roof which are in need of replacement, in the specific locations as shown on Schedule B, attached hereto, on or before the dates listed in Schedule B.
      Parking Lot. Lessor, at Lessor`s sole cost and expense, shall replace the portion of the parking lot which is in need of replacement, in the specific location as shown on Schedule C, attached hereto, on or before September 1, 2007.
      Septic System. Lessor, at Lessor`s sole cost and expense, shall, as needed, replace those portions of the septic system which are in need of replacement. Subsections (a)-(c) above shall be referred to herein as "Landlord`s Work".
      In the event that other portions of the roof, parking lot, and septic system, not referenced in Schedule B, Schedule C or Schedule D, respectively, shall require replacement rather than maintenance or repair during the Term of the Lease, such replacement shall be the responsibility of Lessor, at Lessor`s sole cost and expense.
    Lessor Default. Lessor shall be deemed to be in default of this Lease if Lessor shall be in default in the prompt and full performance of any of its promises, covenants or agreements contained in this Lease and such default in performance continues for more than thirty (30) days after written notice thereof from Lessee to Lessor specifying the particulars of such default or breach of performance; provided, however, that if the default complained of is of such a nature that the same cannot be rectified or cured within such thirty (30) day period, then such default shall be deemed to be rectified or cured if Lessor, within such thirty (30) day period, shall have commenced such cure and shall continue thereafter with due diligence to cause such cure to be completed.
    Lessee`s Option to Purchase. Lessee shall have the option to purchase the Leased Premises and the Property (the "Option") from Lessor at anytime during the Term of the Lease. The purchase price shall be the Fair Market Value of the Leased Premises and Property, as hereinafter defined, or $1,100,000, whichever is highest, and shall be paid by Lessee to Lessor at the time of closing. If Lessee exercises the Option, Lessor and Lessee shall attempt to agree upon the Fair Market Value using their best good-faith efforts. If Lessor and Lessee fail to reach an agreement within thirty (30) days following Lessee`s exercise of the Option (the "Outside Agreement Date"), then each party shall make a separate determination of the Fair Market Value which shall be submitted to each other and to arbitration in accordance with the following items (i) through (vii)

    (i) Lessor and Lessee shall each appoint, within ten (10) business days of the Outside Agreement Date, one arbitrator who shall by profession be a current real estate broker or appraiser of comparable properties in the immediate vicinity of the Leased Premises, and who has been active in such field over the last five (5) years. The determination of the arbitrators shall be limited solely to the issue of whether Lessor`s or Lessee`s submitted Fair Market Value is the closest to the actual Fair Market Value as determined by the arbitrators.

    (ii) The two arbitrators so appointed shall within five (5) business days of the date of the appointment of the last appointed arbitrator agree upon and appoint a third arbitrator who shall be qualified under the same criteria set forth hereinabove for qualification of the initial two arbitrators.

    (iii) The three arbitrators shall within fifteen (15) days of the appointment of the third arbitrator reach a decision as to whether the parties shall use Lessor`s or Lessee`s submitted Fair Market Value, and shall notify Lessor and Lessee thereof.

    (iv) The decision of the majority of the three arbitrators shall be binding upon Lessor and Lessee.

    (v) If either Lessor or Lessee fails to appoint an arbitrator within ten (10) business days after the applicable Outside Agreement Date, the arbitrator appointed by one of them shall reach a decision, notify Lessor and Lessee thereof, and such arbitrator`s decision shall be binding upon Lessor and Lessee.

    (vi) If the two arbitrators fail to agree upon and appoint a third arbitrator, or both parties fail to appoint an arbitrator, then the appointment of the third arbitrator or any arbitrator shall be dismissed and the matter to be decided shall be forthwith submitted to arbitration under the provisions of the American Arbitration Association, but subject to the instruction set forth in this Section 35.

    (vii) The cost of arbitration shall be paid by Lessor and Lessee equally.

    Lessee`s Right of First Offer. Before Lessor may sell or in any manner transfer the Property (each, a "Transfer"), Lessor must first offer to sell or transfer the Property to Lessee, by giving written notice ("Lessor`s Offer") of the material business terms and conditions on which Lessor is willing to Transfer the Property, which notice shall set forth all of the proposed material business terms and provisions of the Transfer, including the purchase price, terms of payment, and such additional information as reasonably may be needed by Lessee to obtain a full understanding of the terms of the proposed Transfer. Notwithstanding the preceding sentence, this Section 36 shall not be construed as a prohibition against or limitation on Lessor`s right to make a collateral or actual assignment of the rents, grant a mortgage or assign its interest in this Lease to a lessor under a superior lease, in each event in connection with any financing arrangement it might enter into in connection with the Leased Premises or Property. Lessee will have thirty (30) days after the date of receipt of Lessor`s Offer within which to notify Lessor that Lessee accepts Lessor`s Offer on the terms and conditions therein contained. If Lessee accepts Lessor`s Offer, the closing of such sale to Lessee will take place pursuant to the terms of Lessor`s Offer. If Lessee does not accept Lessor`s Offer in writing within the aforementioned thirty (30) day period, Lessor may make the Transfer described in Lessor`s Offer to any other person at a price not less than ninety-five percent (95%) of that contained in Lessor`s Offer, and on all the other terms and conditions as set forth in Lessor`s Offer, within one hundred eighty days (180) days after notice of Lessor`s Offer was given to Lessee. At the end of such one hundred eighty (180) day period, the right of Lessor to make a Transfer free from the right of first offer hereby granted will terminate, and the provisions of this Section 36 will apply to any subsequent proposed Transfer by Lessor. This right of first offer will expire contemporaneously with the expiration or earlier termination of this Lease. As used herein, the word "Transfer" shall be deemed to include any transaction whereby Lessor contributes all or any portion of the Leased Premises, or Lessor`s interest in either this Lease or the Leased Premises, to a partnership, corporation, limited liability company, trust or other entity, in exchange for an interest in such entity, except the word "Transfer" shall not include any transaction whereby Lessor conveys all or any portion of the Leased Premises (subject to this Lease), to any entity directly or indirectly owned and controlled by Donald Roach or A. Arnold Waterman, their wives, children or grandchildren.

IN WITNESS WHEREOF, the parties hereunto set their hands and seals this 19th day of July, 2006.

LESSOR:

GIFFORD INVESTMENTS, INC., a Massachusetts corporation

By: __________________________________

Name:

Title:

LESSEE:

CERAMICS PROCESS SYSTEMS CORPORATION, a Delaware corporation

By: __________________________________

Name:

Title:

Schedule A

Rental Rate
Rental Period	Annual Rent	Monthly Rent
March 1, 2006 to February 28, 2007	$99,999.96	$8,333.33 per month
March 1, 2007 to February 28, 2008	$110,000.04	$9,166.67 per month
March 1, 2008 to February 28, 2009	$114,999.96	$9,583.33 per month
March 1, 2009 to February 28, 2010	$120,000.00	$10,000.00 per month
March 1, 2010 to February 28, 2011	$120,000.00	$10,000.00 per month
March 1, 2011 to February 28, 2012	$129,999.96	$10,833.33 per month
March 1, 2012 to February 28, 2013	$140,000.04	$11,666.67 per month
March 1, 2013 to February 28, 2014	$140,000.04	$11,666.67 per month
March 1, 2014 to February 28, 2015	$150,000.00	$12,500.00 per month
March 1, 2015 to February 28, 2016	$150,000.00	$12,500.00 per month

Schedule B

Roof Replacement

Per the attached McGarrahan Roofing Company letters of May 4, 2006 and July 18, 2006 and the attached drawing, the status of the roof is as follows:

ROOF AREA PER DRAWING	STATUS AS OF LEASE SIGNING	LESSOR`S RESPONSIBILITY
Area 1	New as of 2005; estimated remaining life of 18 years
Area 2	Needs replacement	Replace roof by September 1, 2006. Estimated life after replacement is 20 years.
Area 3	Estimated remaining life of eight (8) years with some maintenance required.	Evaluate condition in May 2014, replace if needed
Area 4	Estimated remaining life of ten (10) years with some maintenance required.	Evaluate condition in May 2016, replace if needed
Building 4	Estimated remaining life of eight (8) years with some maintenance required.	Evaluate condition in May 2014, replace if needed
Garage	Estimated remaining life of eight (8) years with some maintenance required.	Evaluate condition in May 2014, replace if needed.

All maintenance to the roof shall be performed by McGarrahan Roofing Company, and if they are unable to effect such repairs, an alternative contractor may be employed subject to the prior approval of the Lessor. All repairs are to be "tar and gravel" consistent with the existing roof.

Schedule C

Parking Lot Replacement

Lessor shall replace by September 1, 2007 the parking area east of the main building, north of the former propane tank storage area and north to a line drawn from the north face of the building (see diagram), an area of approximately 24,000 square feet.